Exhibit 3.4

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390)

1.	Name of corporation:	Blugrass Energy Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article IV is amended in its entirety to read as follows:

IV.  Authorized Capital.  The total number of shares of stock which the corporation shall have authority to issue is one billion (1,000,000,000) shares, which shall have a par value of $0.001 and shall be designated as common stock.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 53.6%

4.	Effective date of filing: (optional)

5.	Officer Signature: (required)	/s/ Abram Janz